

16014722

aMB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44659

aMB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 5th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Mitchell (910) 708-9672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer, Kober + Rizzo, LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Highway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 10 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

Rw

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANWAR KEEVS
Notary Public - State of New York
NO. 01KE6321818
Qualified in New York County
My Commission Expires Mar 23, 2019

Signature

CAO 3/3/16

Title

03/03/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

with

INDEPENDENT AUDITORS' REPORT

ANDREW GARRETT, INC.

For the year ended December 31, 2015

CONTENTS

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272



Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Andrew Garrett, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garret, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of Andrew Garret, Inc.'s financial statements. The supplemental information is the responsibility of Andrew Garret, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BMKR LLP

BMKR, LLP

Hauppauge, NY

March 2, 2016

ANDREW GARRETT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets	
Cash and cash equivalents	$ 492,927
Deposit with clearing organization	50,000
Receivables from broker dealers and clearing organizations	571,867
Prepaid expenses	85,824
Property and equipment, net	-
Other receivables	203,027
Other securities	-
Security deposits	54,275
Total assets	$ 1,457,920
Liabilities and stockholders' equity	
Liabilities:	
Accrued commissions	$ 459,470
Accounts payable and accrued expenses	335,752
Deferred revenues	6,012
Total current liabilities	801,234
Commitments, contingencies and guarantees:	
Subordinated borrowings	200,000
Stockholders' equity:	
Common stock- no par value; voting; 1,000 shares issued and outstanding	445,336
Additional paid-in capital	4,375,408
Accumulated deficit	(4,364,058)
Total stockholders' equity	456,686
Total liabilities and stockholders' equity	$ 1,457,920

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commission income	$ 6,354,381
Other income	1,301,091
Investment banking income	25,000
Interest income	(33)
Trading and investment gain	419
Total revenues	7,680,858
Expenses:	
Commissions	3,851,647
Salaries, related payroll taxes, and benefits	1,567,992
Occupancy	455,879
Clearance and execution costs	518,813
Professional fees	466,950
Travel and entertainment	152,978
Regulatory expenses	126,022
Telephone	131,933
Insurance	56,837
Miscellaneous	36,006
Arbitration settlements	268,686
Office expense and postage	60,779
Licenses, fees and permits	38,328
Marketing and advertising	14,286
Contributions	1,615
Dues and subscriptions	7,038
Repairs and maintenance	5,003
Automobile expenses	3,923
Total expenses	7,764,715
Loss before provision for income taxes	(83,857)
Provision for income taxes	17,946
Net loss	$ (101,803)

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2014	445,336	4,375,408	(4,262,255)	558,489
Net loss	-	-	(101,803)	(101,803)
Balance, December 31, 2015	$ 445,336	$ 4,375,408	$ (4,364,058)	$ 456,686

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	$ (101,803)
Adjustments to reconcile net loss to cash flow provided by operating activities:	
Depreciation expense	-
(Increase) decrease in operating assets:	
Receivables from brokers and dealers	208,292
Prepaid expenses	33,899
Other receivables	(13,429)
Other securities	-
Security deposits	-
Increase (decrease) in operating liabilities:	
Accrued commissions	(60,058)
Accounts payable and accrued expenses	(101,691)
Deferred revenues	(39,940)
Net cash (used) provided by operating activities	(74,730)
Cash flows from investing activities:	
Decrease (Increase) in security deposits	24,702
Net cash used by investing activities	24,702
Cash flows from financing activities:	
Payment of subordinated notes	-
Net cash used by financing activities	-
Net increase (decrease) in cash and cash equivalents	(50,028)
Cash and cash equivalents, *beginning of year*	542,955
Cash and cash equivalents, *end of year*	$ 492,927
Supplemental disclosures of cash flow information	
Income taxes paid	$ 17,946
Interest paid	$ -

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Accounting standards
During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

2. Summary of significant accounting policies (continued)

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Securities transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Investment banking
Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Accounting Method
Revenue and related expenses are recorded when earned on an accrual basis of accounting.

2. **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Income taxes
Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S. Federal and state income taxes prior to 2011 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings.

If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties paid during 2015.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2015 was $14,286.

Subsequent events
In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2015) have been evaluated through March 2, 2016, which is the date the financial statements were available to be issued.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

3. Receivable from and deposit with clearing organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2015 and received in January 2016. The minimum deposit of $50,000 with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Amounts receivable from one clearing organization at December 31, 2015 amounted to $571,867. This receivable was collected in January of 2016.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. Property and equipment

Property and equipment are summarized as follows:

Furniture and equipment	$ 469,985
Improvements	9,447
Less: accumulated depreciation	(479,432)
	$ 0

Depreciation expense for the year ended December 31, 2015 amounted to $0.

5. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

6. Income taxes

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ --
State	17,946
Total provision for income taxes	$ 17,946

At December 31, 2015 the Company had federal net operating loss carry-forwards of approximately $734,000 that can be deducted against future taxable income that expire in 2030; approximately $309,000 that expire in 2033, and approximately $249,000 that expire in 2034. The amount and availability of any net operating loss carry forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with these NOLs has been fully eliminated by a corresponding tax allowance.

7. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015, the Company had net capital of $313,560 which was $213,560 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 2.54 to 1 as of December 31, 2015.

8. Commitments and contingencies

The Company leases 2 offices under long-term leases which expire through 2021 and several other offices on a month-to-month basis. Total rent expense under these operating leases for the year ended December 31, 2015 was $455,879.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Year-ending December 31:	
2016	$261,797.79
2017	$265,439.73
2018	$272,012.39
2019	$280.172.77
2020	$288,578.00
2021	$121.718.00
	$1,489,718.68

9. Pending litigation, Claims, and Assessments

The company currently has two active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory and common law obligations. The company denies each and every claim and is vigorously defending the same. No amount has been accrued in the financial statements since the outcome of these matters are still uncertain.

ANDREW GARRETT, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Net Capital	
Total stockholder's equity	$ 456,686
Add:	
Subordinated borrowings allowable in computation of net capital	200,000
Total capital and allowable subordinated borrowings	656,686
Deductions/charges:	
Non-allowable assets:	
Prepaid expenses	85,824
Property and equipment	-
Other receivables	203,027
Security deposits	54,275
Total deductions	343,126
Net capital before haircuts on security positions	
(Tentative net capital)	313,560
Haircuts on other securities	
Net capital	$ 313,560
Aggregate indebtedness	
Items included in statement of financial condition:	
Accrued commissions	$ 459,470
Accounts payable and accrued expenses	335,752
Total aggregate indebtedness	$ 795,222
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 213,560
Ratio: Aggregate indebtedness to net capital	2.54 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 314,810
Adjustments for accrued expenses	(1,250)
Net capital per above	$ 313,560

See independent auditors report and notes to financial statements.

ANDREW GARRETT, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2015

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c-3-3 were complied with throughout the year ended December 31, 2015.

ANDREW GARRETT, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated borrowings at January 1, 2015	$ 200,000
Increases:	
Issuance of subordinated borrowings	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2015	$ 200,000

See independent auditors report and notes to financial statements.

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272



Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Andrew Garrett, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andrew Garrett, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ([Identify provision(s)—(1), (2)(i), (2)(ii), or (3).]) (the "exemption provisions") and (2) Andrew Garrett, Inc. stated that Andrew Garrett, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Andrew Garrett, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andrew Garrett, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Rule 15c3-3 under the Securities Exchange Act of 1934.

BMKR LLP

BMKR, LLP

Hauppauge, NY

March 2, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 5th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Mitchell (646) 708-9672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer, Kober + Rizzo LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Highway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CAO

Title



Notary Public

FABIAN GARCIA
Notary Public Bronx County, State of New York
Reg. No. 01GA6322821
My Commission Expires 04-13-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272



Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseoh Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Andrew Garrett, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Andrew Garrett, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and [Other Designated Examining Authority or Other Specified Parties] , solely to assist you and the other specified parties in evaluating Andrew Garrett, Inc.'s compliance with the applicable instructions of Form SIPC-7. Andrew Garrett Inc.'s management is responsible for [Name of Broker-dealer] 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



BMKR, LLP

Hauppauge, NY
March 2, 2016